February 6, 2025

Bob Wu
Chief Financial Officer
Australian Oilseeds Holdings Ltd
126 - 142 Cowcumbla Street, Cootamundra
Site 2: 52 Fuller Drive Cootamundra

       Re: Australian Oilseeds Holdings Ltd
           Form 10-K for the Fiscal Year Ended June 30, 2024
           File No. 001-41986
Dear Bob Wu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2024
Item 9A. Controls and Procedures, page 52

1. Please amend your filing to disclose management's conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation
       S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 February 6, 2025
Page 2

       Please contact Andrew Blume at 202-551-3254 or Kevin Woody at
202-551-3629
with any questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Manufacturing